

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Ross Sklar
Chief Executive Officer
Starco Brands, Inc.
250 26th Street, Suite 200
Santa Monica, CA 90402

>   **Re: Starco Brands, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Filed May 20, 2022**
>   **File No. 000-54892**

Dear Mr. Sklar:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page 19

1.   Please amend your filing to include a conformed signature in the audit report for the year ended December 31, 2020, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the entire annual report and appropriate updated certifications that refer to the Form 10-K/A.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 32

2.   Please revise your filing to include management's conclusion on the effectiveness of your Disclosure Controls and Procedures as of December 31, 2021.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services